Arf 3/18/2002

02019437

RECEIVED MAR 04 2002 316 SEC MAIL PROCESSING SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FOX-PITT, KELTON INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

New York	New York	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Craven (917) 368-4600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, S.F. Shahrabani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox-Pitt, Kelton Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

EILEEN RUFRANO
Notary Public, State of New York
No. 4996857
Qualified in Nassau County
Commission Expires May 26, 02

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fox-Pitt, Kelton Incorporated

(A wholly owned subsidiary of
The Fox-Pitt, Kelton Corporation)
Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Fox-Pitt, Kelton Incorporated

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fox-Pitt, Kelton Incorporated (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2002

Fox-Pitt, Kelton Incorporated
(A wholly owned subsidiary of The Fox-Pitt, Kelton Corporation)
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 32,491,769
Securities owned, at market value - corporate stock	8,357,920
Receivable from clearing broker	1,711,204
Receivable from customers	9,479,235
Due from affiliates	1,636,256
Fixed assets and leasehold improvements at cost, less accumulated depreciation and amortization of $1,002,973	3,026,466
Income taxes receivable	1,812,558
Deferred income taxes	3,708,170
Other assets	902,215
Total assets	$ 63,125,793
Liabilities and Stockholder's Equity	
Liabilities	
Securities sold, but not yet purchased, at market value - corporate stock	$ 9,308,543
Compensation and other payables	31,280,938
Total liabilities	40,589,481
Stockholder's equity	
Common stock, $1 par value; 50,000 shares authorized; 42,400 shares issued and outstanding	42,400
Additional paid-in capital	4,445,936
Retained earnings	18,047,976
Total stockholder's equity	22,536,312
Total liabilities and stockholder's equity	$ 63,125,793

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Fox-Pitt, Kelton Incorporated (the "Company") is a wholly owned subsidiary of The Fox-Pitt, Kelton Corporation ("FKC"), which is a wholly owned subsidiary of Fox-Pitt, Kelton Group Limited ('FKG"), a limited liability company incorporated in England and Wales. FKG is a subsidiary of Swiss Reinsurance Company ("Swiss Re"), a limited liability company incorporated in Switzerland, which acquired a majority of the outstanding shares of FKG on March 18, 1999 and has agreed to acquire the outstanding minority interest annually in equal installments over a three-year period ending March 18, 2002.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal business activity is acting as a broker-dealer for equity securities particularly in the insurance and banking sectors. In addition, the Company underwrites equity securities on behalf of clients to raise necessary capital as well as advises clients on their business strategies. Within those sectors its clients consist principally of institutional investors including investment companies and pension plans. The Company clears its customers' securities transactions through an unaffiliated broker-dealer on a fully disclosed basis. The Company also executes foreign securities transactions for customers which are cleared by an affiliated broker-dealer in the United Kingdom.

2. Significant Accounting Policies

Cash and cash equivalents

The Company considers investments in a money market account and funds held on deposit in an interest-bearing account to be cash and cash equivalents.

Securities owned and securities sold but not yet purchased

Securities owned and securities sold, but not yet purchased are recorded on a trade date basis and are carried at market value.

Fixed assets and leasehold improvements

Office equipment is depreciated on a straight-line basis using an estimated useful life of three years for computer equipment, three years for telephone equipment and four years for other office equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining term of the respective leases or the estimated useful life of the improvements.

Defined contribution retirement plan

The Company has a defined contribution retirement plan covering employees who have completed three months of service and who are at least 21 years of age. Employees may contribute to the plan and contributions are made by the Company on the basis of the percentage specified in the plan.

Income taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely

than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of estimates
The preparation of this statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

3. Related Party Transactions

Under an agreement with FKC, the Company provides certain operational, financial, administrative services and the use of facilities to FKC. Additionally, the Company receives management services from FKC and the services of certain officers of FKC as well as research reports and evaluations. FKG provides trade execution services in the European equity market in addition to certain research and operational, financial and administrative services to the Company.

4. Income Taxes

The Company files consolidated federal and combined state and local income tax returns with its parent, FKC. Under the terms of a tax-sharing agreement, income taxes for the Company have been provided based upon its separate taxable income.

At December 31, 2001, the Company had a net deferred tax asset of $3,708,170, relating primarily to the reporting of compensation and postretirement benefits in different periods for tax and financial reporting purposes. In accordance with the criteria of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," no valuation allowance has been recorded against the Company's deferred tax asset at December 31, 2001 as management believes it is more likely than not that the tax benefits will be realized in the future.

5. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned and securities sold, but not yet purchased, are recorded at market value. The fair value of primarily all other financial assets and liabilities are considered to approximate the recorded value due to their short-term nature.

6. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions as principal and as agent are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds and other financial institutions. In the normal course of business, securities transactions of brokerage customers of the Company are introduced and cleared through a clearing broker. Pursuant to an agreement between the Company and the

clearing broker, the clearing broker has a right to charge the Company for losses that result from a customer's failure to complete such transactions.

In the normal course of business, the Company executes, as agent, foreign securities transactions on behalf of customers. In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligation is unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the statement of financial condition at the December 31, 2001 market value of the related securities. The Company will incur a loss if the market price of these securities increases subsequent to December 31, 2001.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company's securities positions are cleared through an unaffiliated broker-dealer in the United States and through an affiliated broker-dealer in the United Kingdom. These securities are held in custody at major financial institutions which have worldwide custody facilities and are members of major securities exchanges. The Company is subject to credit risk to the extent that this institution may be unable to fulfill its obligation to return the Company's securities or cash held at the broker.

The Company has approximately $31,500,000 of cash on deposit at its unaffiliated broker-dealer clearing broker as of December 31, 2001 that is included in cash and cash equivalents on the statement of financial condition.

7. Incentive Plans

At December 31, 2001 FKG had established the following incentive plans for senior employees involving the issuance of Swiss Re shares to employees of FKI.

Long Term Incentive Plan
Shares awarded under this plan were amortized over a three year vesting period to April 30, 2001.

Share Option Plan
Options to purchase shares under this plan can be exercised during the period beginning on the 3rd anniversary of the grant date and ending on the day before the 10th anniversary of the grant date.

Incentive Share Plan
This plan which was approved in March 1999, allows a certain number of shares of Swiss Re to be issued to employees of the Company based upon the group performance. The Company has reimbursed Swiss Re for these shares in 2001.

The Company applies Accounting Principles Board Opinion No. 25: *Accounting for Stock Issued to Employees* and related interpretations in accounting for its plans.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, equal to the greater of $250,000 or 6⅔% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $9,064,836, which was $8,145,973 in excess of its required net capital of $918,863. The Company's ratio of aggregate indebtedness to net capital was 1.52 to 1.